Mail Stop 4561

August 13, 2008

Kevin Kelly
President
Patient Portal Technologies, Inc.
8276 Willett Parkway
Baldwinsville, NY 13027

> **Re: Patient Portal Technologies, Inc.**
> **Form 8-K/A filed August 8, 2008**
> **File No. 000-53145**

Dear Mr. Kelly:

We have reviewed your response letter dated August 8, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 4, 2008.

<u>Form 8-K filed August 8, 2008</u>

1.   As previously requested in our prior comment letter, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   We note your response to prior comment 1 and the revised disclosures in your form 8-K/A filed August 8, 2008. Your amended Form 8-K does not address all of our prior comments. As such, amend your Form 8-K to provide the following disclosures that are specifically required by Item 304(a)(1) of Regulation S-K:

- As previously requested, indicate whether the previous certifying accountant, Walden Certified Public Accountant, P.A., <u>resigned, declined to stand for re-election or was dismissed</u>, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the certifying accountant "withdrew", as that wording may be unclear to a reader;

- As previously noted, Item 304(a)(1)(ii) of Regulation S-K requires a specific statement within Item 4.01 pursuant to Form 8-K as to whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Your amended Form 8-K should provide this specific disclosure;

- Your amended Form 8-K should provide specific disclosure stating whether <u>during your two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal</u> there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v).

* * * * * * *

Please respond to these comments within 5 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

Kevin Kelly
Patient Portal Technologies, Inc.
August 13, 2008
Page 3

       You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

                              Sincerely,

                              /s/ Stephen Krikorian

                              Stephen Krikorian
                              Accounting Branch Chief